FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES EXIT PRODUCTION RATE FOR FIRST QUARTER 2006 AND HIRES CFO

Calgary, Alberta – Tuesday, April 4, 2006 – JED Oil Inc. (AMEX: JDO) (“JED”) today announced it exited the first quarter of 2006 at a production rate of 3,000 boe/d with wells in the Desan and Ferrier capable of over 600 boe/d to be tied in by the end of this week.  Two wells in the Desan area with initial production estimated at approximately 400 boe/d will be brought on stream later this week and two additional wells in the Desan area capable of 200 boe/d will be brought on stream later this month.  Three new wells in the Ferrier area capable of a combined production rate of over 200 boe/d will be tied in this week and brought on stream as facility capacity warrants.  “We had hoped to have the first two wells in Desan producing prior to the end of the first quarter but we were delayed due to the availability of welders to complete the tie ins,” stated Al Williams, President of JED.  “The facilities in the Ferrier area are currently at capacity and the three additional wells in this area will be produced as capacity becomes available.”  During the first quarter, JED drilled 14 wells (9.3 net) with a 93% success rate.

JED is also pleased to announce that Mr. David Ho has joined the Company as Chief Financial Officer.  Mr. Ho is a Chartered Accountant with extensive financial and industry experience.  “We are very pleased to have David join our team,” said Reg Greenslade, Chairman of JED.  “David will be instrumental in the proposed JMG merger and the budgeting of our substantial drilling program for the rest of 2006 and into the future.”

As previously announced, JED is pursuing a merger with JMG Exploration, Inc. (PCX: JMG, JMG+) (“JMG”) in which JMG would merge with a wholly-owned subsidiary of JED in the U.S.  JMG's securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.  Both companies have formed independent Board committees and engaged financial advisors to perform fairness opinions with respect to this proposed transaction.

Boe's, or barrels of oil equivalent, may be misleading if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman  (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com